Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The below is a transcript of a podcast made available on Motive Capital Corp’s website, as well as on podcast services, in which a Motive Capital Corp representative interviews the CEO of Forge.

Motive 00:00

Hello everyone, my name is Blythe masters. I am an industry partner with Motive. I'm delighted to be here today with Kelly Rodriguez, the CEO of Forge; Forge is a super exciting young company that has just recently agreed to a business combination with Motive’s SPAC Motive Capital Corp. Forge operates an accessible liquid and transparent private equity marketplace that serves the increasingly complex needs of the ecosystem around private markets, of which of course, most of itself is a big an important part, we're super excited about the opportunity that is represented for Forge and Motive together. And with that, I'd like to welcome Kelly Rodriguez to our podcast. Hey, Kelly

Guest 00:53

Thank you. Thank you Blythe. It's great to be here. Great to talk to you today.

Motive 00:56

Well, let's start off in your own words, telling us a little bit more about Forge, its history, and how you're driving a really what we consider to be profound impact on capital markets and private capital markets in particular.

Guest 01:10

Great, thank you. Well, I've been the CEO for Forge for about three and a half years, the company's about eight years old. And it started out as a marketplace, primarily serving late stage private companies, and providing access to a broader set of investors that haven't previously been able to participate in the private capital markets, also serving though employees and shareholders of companies. And based on the phenomenon we've seen in the last 10 years of private companies staying private a heck of a lot longer, we're now at between 12 and a half in 13 years, the size of these companies now has really become massive. And that's creating a unique set of problems around liquidity around access and around transparency. And that's really the needs that Forge was built [to serve]. And the expanded vision that really came about three years ago, that included not only the marketplace, but a custody business that can securely hold these assets, a data offering, which provides insights around market pricing, think of it kind of like the Bloomberg of private markets at a company an issue or solutions technology offering which lets companies manage and control their destiny by being able to provide liquidity when needed for employees and shareholders. So that broad set of services really now makes up the current and future vision for Forge. And we really think that the ecosystem opportunity and all the participants will benefit for this, we think that this combination really, really kicks off the sort of future of the private market. So super excited about what we're doing.

Motive 02:52

Couldn't agree more. What you've described, is a market that's ripe for technology driven disruption. And in fact, for those of us who've been knocking around in capital markets for many years, the fact of electronification and digitization of markets is something that we're not in the first chapter of; these are waves that have been ongoing for some time now, when we've seen the disruption, that transparency and daylight, frankly, have brought to other markets over the years, there's no reason why a market such as the one you've described for private equity wouldn't be right for similar disruption. And you're very much at the forefront of that. So I'd like actually to ask you how it is that in what is ultimately going to be a very competitive space where we have big names like carta, and NASDAQ, announcing their own initiatives in the space that Forge has come to enjoy such a formidable first mover advantage and significant market share. How did you pull that off?

Guest 03:59

Well, it was a combination, I think of just you know, good old fashioned startup mentality that my predecessors began before I got here, we did have a tremendous amount of focus on building technology that solves the three big problems that being access, liquidity and transparency. But we also had the benefit a combination with SharesPost, which we announced last year and completed at the end of last year. And so I think what we have is a combination of scale that was brought about by combining two firms: Forge which was primarily and more focused on institutional based services and a customer base that looked more like hedge funds, capital markets, desks, family offices, and shares posts who had quite a lengthy history focused on high net worth individuals. And the combination really gave us broad market coverage. And because we were purpose built to really focus in this space The other competitors that you mentioned, are really moving into the space from other core businesses. This is our core. So the technology that we built around the marketplace, the market based pricing and trading and settlement, the data offering that I mentioned previously, and a special expertise on how to hold and report on private, non-traded securities really made us I'd say, the more focused player, and because of the volume lead that we have, I think we're in a great position to compete. Now, it's not going to be a competitive landscape, that's easy, because it's a gigantic market. So we will have to execute. And that's part of the reason why the capital raise and the combination, and having access to public currency is really important to stay in that lead position.

Motive 05:45

As you know, you know, ironically, as you take this important step towards becoming a public company, ourselves, the history of the last decade or so has actually seen a significant decline in the number of publicly us listed corporations, and at the same time, a very rapid expansion in the private equity space that has gone alongside that, can you translate all of that into what the market opportunity in terms of its size is Forged, particularly in light of the interest from competitors? You know, how big of an opportunity is this?

Guest 06:19

Yeah, so look, I think part of the reason why you're seeing very big and very well capitalized competitors in the space, and you'll continue to see that is because we do think it's a massive market. If you just take a look at the last three years, you've seen the valuation of the top private companies, there's a little over 200 of them in 2018, when I joined, and they represented about just under a trillion dollars of market valuation, you now have close to 800 Global unicorns, and those top 800 companies now represent about two and a half trillion dollars of market valuation, when you look down market at the next 1000 companies. And you take a look at some of the studies that have been done recently, I think Oliver Wyman or Morgan Stanley put something out and said, allocations by asset managers in private markets are private alternative assets is going to go and grow at a 13% kegger over the next five years. So the amount of money that's flowing into the private space, combined with the valuations and the sheer number of companies that are staying private, makes this a massive market, and it makes it a global market.

Motive 07:24

Absolutely true. And you know, there'll be ebbs and flows in that. But that's a trend that is really, you know, fully established. And we certainly believe will supersede any short term gyrations in the markets as a whole. You know, for those of our listeners who are regular listeners, they certainly will know that here at Motive. We're strong believers in combining the power of investors with operators and innovators. And in that context, from your own perspective in running Forge, how is the company benefited from a combination of industry expertise with technology knowledge? And how will this transaction and partnership with Motive contribute to that going forward?

Guest 08:10

Yeah, well, look, we've had a lot of opportunities to raise money from a range of partners. Personally, besides being the CEO here, you know, I'd run other FinTech companies with a range of venture capital investors. And so when we looked at Motive, and we met you in the firm, we recognized that what we're doing is going to create a need for a lot of global expertise that may require that kind of help to accelerate us to where we're going, we believe that the problems are solving. While there are problems in the private market. They have been seen before and represent trends that you talked about earlier, in terms of electronification regulation, all of the complexities that go with being a global financial institution, and so forth while at a young company has got quite a bit ahead of ourselves in terms of the requirements for being scaled and global. And so when I looked at the team, and the expertise that Motive had put together, it clearly represented for us more than the money it was a combination of talent, expertise and personalities that I thought really aligned with us and we had lots of options because we were growing and performing quite well when we met the Motive team but we're super excited about it and I plan on putting you know, my partner's that Motive to work and helping me achieve our goals.

Motive 09:29

We already are hard at work together. So I will certainly second that. And I should mention for the benefit of our listeners that Motive is not the only strategic partner that Forge enjoys already in the cap table. Our institutions like Deutsche Boerse, Temasek, Wells Fargo, BNP Paribas, and a number of notable investors, the Thiel Foundation, Draper associates I could go on this is a company that has attracted the attention of many very sophisticated capital markets. Participants whether they be operators or investors are innovators in their in their own right. And that's kudos to Forge for having developed that already very strong network that Motive seeks to expand upon. So talking now just about more broadly FinTech and what's going on in the sector, broadly defined, as you mentioned, you've been in FinTech basically, your entire career, or at least your entire career since you were a pole vaulter, which continues to amaze me that no one could ever actually achieve that kind of a physical Feat. And through the course of that you've seen, you know, the height of several crises and the catalyst that those have proven to be in terms of driving waves of innovation. And, of course, we're now hopefully emerging from a recent extraordinary pandemic crisis. You know, what has made this time do you think, you know, particularly interesting for financial technology and the catalysts that this change in behaviors represents? And how do you see that as an opportunity for Forge?

Guest 11:00

So look, I think we're seeing the result of a long term trend to move towards more efficiency, more automation, electronification. And that really is going to continue, I think what's particularly profound about the last couple of years was, first of all, when we all went home and work from home, there was tremendous uncertainty about what the next few months would hold. And I mean, sort of profound survival type of uncertainty. And we saw that fear hit the market in March of 2020. What was interesting then was it was the first time in my time at Forge where we saw some panic, and people trying to head for the exits on some of their holdings. Now, we've seen the crisis of oh eight, and we've seen the dotcom meltdown in ’99, 2000, sort of halt markets or stall valuations. But what I saw in March of 2020, was an opportunity for us to provide an even greater level of immediacy and liquidity. And the truth is, we didn't do really great at that time, because there still was a lot of data. And a lot of tech required to clear these trades and to support our market vision. But it really showed me that for those who create the core infrastructure to support markets in different sort of directions, this is a business that isn't just going to be successful. And it's not just a market that will continue to always go up into the right. We believe that the pandemic showed us that once the fear subsided, people embraced even more the idea of being able to use technology to get in and out of a really exciting asset class. And it was a global phenomenon. And so the kind of volumes that we saw coming out of Q2 of 2020, through now really resumed, and were quite exciting, and it just really inspired us that what we were doing was important. And people relied on the asset classes of private equity and other alternative assets to you know, plan for their future. And we think that being able to have people participate in the asset class over a long duration of their life is a great thing for society. So I'm really connecting the dots here between the FinTech revolution that we're now seeing, and a long term vision forward about why what we're doing is good for markets and good for people. So very excited. And I think, you know, we'll be ready for the next one. But this is a trend that's not going to stop. So very excited.

Motive 13:21

I couldn't agree with you more. And one of the reasons why Motive found Forge is because it's a company that is lying at the intersection of several macro themes that are driving our investment activity, both in and around capital markets in and around data and analytics, and also wealth tech, the big trends, you're talking about digitization, electronification, and demographic changes. All of these are at play, I think in defining the growth opportunity for Forge. So let's turn now to talk about what you're building and how it is positioned in the context of capital markets. So providing access and liquidity and visibility has been the role of markets forever. What's new about what you're doing is you're bringing this to a part of the world that has traditionally been pretty murky and relatively obscure that is private equity investing. So Forges obviously playing and intending to play an increasingly critical role in developing the infrastructure on which or private markets to evolve. Can you talk about how you see that in the context of how capital markets themselves have evolved over the last decade? And you know, what can we learn from the past that we can expect to see in the future from Forge?

Guest 14:40

Well, I think we've set out to create something that's more than just a marketplace. And if you look at the modern exchanges today, and you look at how they have evolved, you figure out some things which is the core technology around matching buyers and sellers. Well, it's interesting and it's requiring Technology and investment. It's not the only thing that will power the evolution of markets. And certainly if you look at the data component of NASDAQ and the New York Stock Exchange, it's not hard to make an argument that these are infrastructure businesses that make most of their high quality, you know, revenue and earnings from data. And so when I look at what we are today and how we go forward, and I'm going to use one of these sort of Silicon Valley isms, we see a network effect by creating a combination of a transactional platform that can serve a range of investors can hold their securities for them. So we're not just an episodic place that you go when you want to buy or sell something, we're a place where you hold your assets, hold cash ready to execute and follow exciting companies. We have a data business that's meant to be a constant feed of information and insight. So you've got well informed markets. And then we've got issuer technology that's meant to allow a company to quickly and efficiently stand up a liquidity program or raise primary capital through the platform. And those four services really create this ability for us to expand and grow, irrespective of whether you're trading right now. So we've got a range of different services depending on where you are. So that four pillar approach will then allow us to expand into other services like lending against the asset class, we plan on having a significant effort in the coming years around global expansion. So we are already transacting with investors in over 50 countries. And we intend to have a more meaningful presence in Asia and Europe, you mentioned a number of our partners, there's a reason why bank stock exchanges and asset managers have invested in Forge because they want to be a source of distribution and integration. So you're going to hear us expand into additional partnerships in the future. There's new asset classes, obviously, with the emergence of blockchain technology, we're going to have an opportunity to make all of this more accessible and global over time. And we'll be looking at M&A and acquisitions within those contexts of those four categories. So we're really in the first inning of this, this is a business that looks pretty, pretty interesting now, but we see forward a scale opportunity that significant,

Motive 17:27

absolutely, you're articulating the power of platform businesses that build an ecosystem around that platform. And the possibilities really do become, you know, more or less limitless if you get that right. It's a super exciting opportunity. And we certainly concur with that. So I have to ask the obvious question. I know you've had this one before. But given that your business, in large part is grown out of a trend that is related to companies not going public and or staying private for a lot longer before they do that, in your case, why then are you choosing now to want to become a public company?

Guest 18:05

Yeah, that's a good question. The irony is not lost on me. And certainly I've been out preaching for three years about why companies are staying private, longer. But I think there's also a question of when they did decide to go public, what's the reason they're doing so. And so I think for a lot of companies, many of the unicorns that have gone out and listed in the last year, they're starting to reach some of the regulatory limitations of the number of shareholders on their cap table. It's just a fundamental requirement that they file because they're effectively public companies by the regulatory rules, they just happen to be continued to be private. So I think for us in year eight, I think there's an incredible opportunity to be the first private market platform that goes public. And I think there's a tremendous branding opportunity in that. And I think there's a tremendous exposure or opportunity for public market investors to participate in the private market through Forges stock. And I think most of the world deserves access to the asset class. But in many cases, you want to buy a stock that gives you broad exposure to something and not have to pick one stock. So IPS as an interesting proxy for public investors to participate in the private markets. I also believe that while we had the opportunity to raise capital privately, the idea of being able to use public stock as currency as we look out at opportunities to expand globally through M&A was very compelling to us. So I'd say those are really the combinations of reasons we had a lot of discussions internally to make the decision, but we think we're going to benefit from it. And yes, we're an eight year old company and that looks relatively early compared to the rest of the unicorn crowd. But if you go back 10 years, you know, we actually would look like a company that stayed private longer than most.

Motive 19:53

Yep. All great points and continuing the theme of talking about the opportunity for Forge that comes from the exposure of being a public company and the vehicle that it represents for investors, you know, amongst our listeners, we have a very wide audience of both investors and other company founders and entrepreneurs who are listening. So how is the innovation that Forge is pioneering in private markets going to change the way that this audience should think about their approach to Investment and capital raising going forward?

Guest 20:28

Yeah, so I think, first of all, from an investor standpoint, obviously, investing in firms like Motive, and in the venture capital community, to pick private companies will continue to be an exciting way to participate in the marketplace. But I think we also are seeing a future where those same investors that might invest and become an LP in a fund, they may also want to participate in a company directly, you know, many of the investors that come to Forge develop expertise by working in tech themselves by following industries, and they want to be able to participate in tremendous growth creation that happens before a company's public, so it's not lost on me. And it's part of the reason I came here that I wanted to be an investor, I wanted to invest in Twitter when it was private, I want to invest in Palantir. So I think you're going to see a greater access and easier way to get into these companies. And I think that's going to help a lot of the listeners to this podcast realize returns that they wouldn't otherwise be able to get, because you couldn't get into the companies. Now, for a founder, or for a CEO who's listening, I'd say you should really think about what it takes to retain your employees for eight to 12 to 15 years. If your vesting schedules are four years in a private company, and people have stock options, and you need to retain your talent, then this is going to look like a company benefit. So Forge company solutions is designed to enable CEOs and boards to offer periodic liquidity to their employees that help build these incredibly world changing businesses. So I think what I'm doing is going to help a company sustain their talent pool, and it's going to help investors realize returns that couldn't otherwise get so really excited about that for everybody that's listening.

Motive 22:08

Yeah, absolutely. And the notion of, you know, financial wellbeing as a benefit that corporations should think about offering along with health insurances is certainly in today's volatile world, I think, an idea that has real currency. So listen, it remains only really, for me to thank you, Kelly, for your time today and for the trust and confidence that you've placed in the Motive team. And congratulations on this milestone.

Guest 23:19

Thank you very much. I'm super excited about where we are and I couldn't be more thrilled to be working with you and Motive so we appreciate it.

Motive 23:26

Likewise

About Motive Capital Corp

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive Capital Corp is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

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Important Information and Where to Find It

This material is being made in respect of the proposed business combination transaction involving Motive Capital and Forge (the “Merger”). This material may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital intends to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

Participants in the Solicitation

Motive Capital and Forge, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this material under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This material includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, including the proxy statement/prospectus, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this material . Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this material. Accordingly, undue reliance should not be placed upon the forward-looking statements.